UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

IMAGEWARE SYSTEMS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
45245S108
(CUSIP Number)
Daniel W. Rumsey
Disclosure Law Group
510 W. Broadway, Suite 800
San Diego, California 92101
(619) 795-1134
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 10 , 2012
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45245S108
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Neal I. Goldman
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 12,769,068
	(8)	Shared Voting Power 19,691,077
	(9)	Sole Dispositive Power 12,769,068
	(10)	Shared Dispositive Power 19,691,077
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 32,460,145
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 18.2%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 45245S108
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Goldman Capital Management, Inc. 13-3279572
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 10,661,077
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 10,661,077
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 32,460,145
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 15.4%
(14)	Type of Reporting Person (See Instructions) IA

CUSIP No. 45245S108
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Goldman Partners, LP 13-3953071
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,000,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6,000,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 32,460,145
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 8.5%
(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 45245S108
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) The Neal and Marlene Goldman Foundation 266091059
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 30,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 30,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 32,460,145
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) Less than 0.1%
(14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 45245S108
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) The Goldman Family 2012 GST Trust 35-6956218
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,000,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,000,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 32,460,145
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 4.4%
(14)	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer
This statement relates to the Common Stock, par value $0.01 (the "Shares"), of ImageWare Systems, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 10815 Rancho Bernardo Road, Suite 310, San Diego, California, 92127.
Item 2. Identity and Background
(a)
The persons filing this statement are Neal I. Goldman ("Goldman"), Goldman Partners LP ("Goldman Partners"), The Neal and Marlene Goldman Foundation ("Goldman Foundation"), Goldman Capital Management, Inc. ("Goldman Capital") and the Goldman Family 2012 GST Trust (the "Goldman Family Trust") (collectively, the "Reporting Persons").
(b)
The principal business address of each of the Reporting Persons is 767 Third Avenue, 25th Floor, New York, NY 10017.
(c)
Goldman is the President of Goldman Capital, and Goldman Partners. Each of the Reporting Persons, other than the Goldman Foundation and the Goldman Family Trust, is principally engaged in the business of investing in securities. The Goldman Foundation's principal business is philanthropy. The principal business of each of the Reporting Persons is conducted at 767 Third Avenue, 25th Floor, New York, NY 10017.
(d)
None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.
(f)
Goldman is a citizen of the United States of America. Each of the other Reporting Persons are entities organized under the laws of the State of New York.
Item 3. Source and Amount of Funds or Other Consideration
The Reporting Persons, other than the Goldman Family Trust, purchased the Shares in open market transactions, upon exercise or conversion of derivative securities and in connection with private placement transactions beginning in September 2008. The Goldman Family Trust acquired the Shares as the result of Goldman's gift of his beneficial interest in the Shares to the Goldman Family Trust in July 2012. The source of the funds used to purchase the Shares were general funds held personally, or on account of Goldman Partners, the Goldman Foundation, or Goldman Capital.
Item 4. Purpose of Transaction
Goldman is a director of the Issuer, and was elected to the Board of Directors on August 9, 2012. The Reporting Persons, including Goldman, acquired the Shares in the belief that the Shares represented an attractive investment from a long-term perspective. As a result of Goldman's participation on the Board of Directors of the Issuer, Goldman, and indirectly the other Reporting Persons, may be in a position to influence the Issuer's business and strategies. The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, "Securities") of the Issuer in the open market or otherwise; or (ii) dispose of any or all of their Securities in the open market or otherwise.
Item 5. Interest in Securities of the Issuer.
(a)
As of the date of this statement, each of the Reporting Persons beneficially owned an aggregate of 32,460,145 Shares (including Shares underlying Warrants), representing 44.6% of the Issuer's outstanding Shares as of the date of this statement. Beneficial ownership was determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.
(b)
1. Goldman has sole voting and disposition power over 12,769,068 Shares, which includes 800,000 Shares held by his IRA, and 1,500,000 Shares underlying Warrants. In addition, Goldman shares voting and disposition power over a total of 19,691,077 Shares, representing 10,661,077 Shares held by Goldman Capital, 30,000 Shares held by the Goldman Foundation, 6,000,000 Shares held by Goldman Partners and 3,000,000 Shares held by the Goldman Family Trust. The Shares include 2,525,000 Shares underlying Warrants held by the Reporting Persons.

2. Goldman Capital has shared voting and disposition power over 10,661,077 Shares. The Shares include 525,000 Shares underlying Warrants.

3. The Goldman Foundation has shared voting and disposition power over 30,000 Shares.

4. Goldman Partners has shared voting and disposition power over 6,000,000 Shares. The Shares include 2,000,000 Shares underlying Warrants. Goldman is the General Partner of Goldman Partners, and owns a 71.25% Limited Partnership interest.

5. The Goldman Family Trust has shared voting and disposition power over 3,000,000 Shares.
(c)
The following sets forth transactions that represent material changes to the beneficial ownership of the Issuer's Shares from February 10, 2012 until the date of this statement:

On March 29, 2012, Goldman acquired a Warrant to purchase 250,000 Shares in consideration for certain agreements of Goldman in connection with an earlier private placement transaction. The Warrant was disposed of by gift to an unrelated third party on July 9, 2012. Also on July 9, 2012, Goldman gifted his beneficial interest in 3,000,000 Shares to the Goldman Family Trust. As a result of this transaction, Goldman retained direct ownership of 12,769,068 Shares, including 800,000 Shares held by Goldman's IRA, of which 4,750,000 Shares were issuable upon exercise of Warrants. In addition, Goldman indirectly owned 19,691,077 Shares, of which 6,275,000 Shares were issuable upon the exercise of Warrants.

On September 10, 2012, Goldman exercised Warrants to purchase 3,250,000 Shares, resulting in an aggregate ownership of 12,769,068 Shares immediately following the exercise, of which 800,000 Shares are held by Goldman's IRA and 1,500,000 Shares are issuable upon exercise of remaining Warrants.

Also on September 10, 2012, Goldman Capital exercised Warrants to purchase 3,750,000 Shares. Immediately following the exercise, Goldman Capital owned an aggregate of 10,661,077 Shares, of which 525,000 Shares are issuable upon exercise of remaining Warrants.

The transactions described above were conducted privately and not through any exchange or public trading market.
(d)
N/A
(e)
N/A
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   September 18, 2012

By:	/s/ Neal I. Goldman

Name: Neal I. Goldman